Rentokil Initial

FILE NO: 82-3806

1 December 2004

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Trading Statement for the ten months ended 31 October 2004.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. 6.1 2005 Results Timetable. 6.2 Block Listing 6 monthly return.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

News Release

Rentokil Initial

30th November 2004

UPDATE FOR THE TEN MONTHS TO 31ST OCTOBER 2004

CHAIRMAN'S OVERVIEW

Chairman Brian McGowan said today:-

> *"The actions which I initiated back in July were and continue to be aimed at re-energising the company. We have been reinvesting in sales, service, marketing, IT, R&D and HR and increasing the pace of activity on acquisitions. These initiatives will continue. The Board and I are encouraged that our management around the world has accepted the need for this change and positively support it.*
>
> *Following a thorough review, we have taken the decision to dispose of the linen and garment elements of our UK Hygiene business. The board believes this action will enhance the medium-term profitability and competitive position in the remaining parts of this business. The Board is also in the process of identifying the options open to it in respect of the loss-making German hospital textiles activity.*
>
> *I have no specific news regarding the search for a new Chief Executive and, given the critical importance of making the right appointment, the search could well take some time. In the meantime, I will continue to drive the pace of action and change. We are at an advanced stage in our search for an Acquisitions Director.*
>
> *We are certain that we are taking the right actions to return the company to future sustainable growth. There is, however, no single, easy, quick-fix solution. Whilst, in the light of current trends, we expect a further deterioration in trading results into the first half of 2005, the benefits of the investments and cultural changes should start to come through thereafter, although the year as a whole is likely to give a weaker performance than in 2004."*

FINANCIAL SUMMARY

- Turnover — from continuing operations increased by 1.9% to £2,059.9m.
- Operating Profit — from continuing operations declined by 11.1% to £332.5m.
- Profit Before Tax — declined by 11.9% to £293.9m.
- Operating Cash Flow — has been good and in line with our expectations.
- Contract Portfolio — Increased by £32.7m over the ten months.

SEGMENTAL COMMENTARY – CONTINUING OPERATIONS

Hygiene

Total Hygiene turnover grew by 1.3% to £829.2m with operating profit down by 12.3% to £209.7m.

Hygiene Services turnover was up by 1.2% at £638.7m with operating profits down by 14.7% to £144.2m. Contract portfolio net gain for the ten months (including £3.3m from acquisitions) was £12.5m to exit at £739.0m.

- Within the total turnover of £638.7m, washroom declined by 0.5% to £253.6m, garments increased by 4.1% to £209.9m, floorcare increased by 5.0% to £35.2m, linen increased by 0.9% to £92.7m, whilst other specialist hygiene services decreased by 3.3% to £47.3m.

- In the UK the turnover regression of 4.7% for the first half improved to 3.7% for the ten months, albeit the operating profit decline increased from 39.6% to 42.3%. In Germany turnover regression at 3.5% increased from the first half's 1.8%, although the operating profit reduction at 23.3% was broadly in line with that of the first half. An update on these two businesses is set out below.

Pest Control turnover increased by 1.6% to £190.5m whilst operating profit fell by 6.4% to £65.5m. Contract portfolio net gain for the ten months was £3.7m (with only £0.3m of this coming from acquisitions) to exit at £183.5m.

Security

Turnover increased by 1.0% to £490.6m with operating profit down by 7.3% at £43.3m, in part impacted by reorganisation costs on recent acquisitions in the UK and increased SUI and healthcare costs in the US. Within the total, electronic turnover grew by 4.1% to £202.0m whilst manned guarding turnover declined by 1.1% to £288.6m. Contract portfolio net gain for electronic, for the ten months, was £8.9m (of which £5.3m was from acquisitions) to exit at £90.3m, whilst manned guarding increased by £3.7m to £317.9m.

Facilities Management

Total Facilities Management turnover grew by 1.4% to £545.0m with operating profit declining by 14.0% to £55.0m.

Facilities Management Services increased turnover by 1.4% to £381.2m with operating profit regressing by 13.3% to £25.5m. Contract portfolio net gain for the ten months was £2.5m to exit at £382.6m.

Tropical Plants turnover regression at 1.9% to £87.7m improved from the 3.5% for the first half. This slow down also showed in operating profit regression at 32.0% compared to the 38.0% for the first half, to leave operating profit at £8.1m. Contract portfolio net gain for the ten months was flat with £0.5m from acquisitions compensating for losses of a similar amount, to leave the exit portfolio unchanged at £91.7m.

Conferencing turnover growth accelerated to 5.4% from 4.3% for the first half; at the same time the operating profit regression for the first half of 6.2% reducing to 5.5% for the ten months. This produced ten month turnover and operating profit of £76.1m and £21.4m respectively. Contract portfolio net gain for the ten months was £1.4m to leave the exit position at £37.4m.

Parcels Delivery

Turnover grew by 8.3% to £195.1m producing a 0.5% increase in operating profits to £24.5m.

GEOGRAPHICAL COMMENTARY – CONTINUING OPERATIONS

UK turnover grew by 1.1% to £1,024.9m with operating profit down by 17.9% to £150.3m.

Continental Europe turnover was up by 3.0% at £688.1m with operating profit declining by 3.0% to £136.4m.

North America turnover increased by 2.6% to £235.6m with operating profit 19.5% lower at £9.7m.

Asia Pacific and Africa turnover at £111.3m was 0.5% higher but operating profit fell by 5.7% to £36.1m.

OTHER ITEMS

Acquisitions

Fifteen bolt-on acquisitions, with aggregate annualised turnover of c. £18.5m, were made in Hygiene, Security and Tropical Plants, in UK, Continental Europe, North America and Asia Pacific at a total cost of c. £26.0m.

Disposals

In addition to the two previously reported disposals in the first half of 2004, the company has since disposed of its peripheral UK courier business which in 2003 broke even on turnover of c. £4.5m.

In the context of the increasing importance in business development and customer retention resulting from BEE (Black Economic Empowerment) in South Africa, a conditional agreement has been reached to sell a 25.1% shareholding in the company's South African subsidiary to a consortium of local investors for c. £20m, the funding thereof to be provided by interest-bearing vendor finance. Completion, which is subject to South African reserve bank approval, is anticipated in December and should produce a gain on sale of c. £15.0m (see below).

UK Textiles

As indicated in the interim results announcement LEK, consultants have been performing a review of the under-performing UK hygiene business. Their focus has been on the textile-related operations comprising of table and bed linen, workwear, roller towels and specialist floorcare. Having evaluated the options identified by LEK, the Board has decided to dispose of the loss-making linen and related workwear activities in order to concentrate upon washroom services, including roller towels (third party turnover of c. £75.0m), floorcare (c. £13.0m) and other specialist hygiene services (£31.0m). The linen and workwear activities have a combined turnover of c. £55.0m and certain specific related assets of c. £40.0m. The envisaged disposal of these activities should improve profits by c. £5.0m p.a. although the potential disruption arising from the reorganisation and exit processes are such that the benefits are not expected to be realised until 2006. Exceptional costs, before any gain or loss on disposal, will clearly depend upon the nature and timing of the exit strategy and our current assessment is that these could amount to some £25m - £30m in 2005. Continuity of supply of roller towels and floorcare "product" is likely to be achieved through a combination of limited retained in-house capability and sub-contract arrangements.

German Hospital Textiles

Within the German hygiene business, which has an annualised turnover of c. £78.0m and operating profits of c. £12.5m, the hospital linen activities, which are currently loss-making, represent some £17.0m (22%) of the turnover. The current run rate of losses is in the order of £1.5m p.a. The Board is identifying the options open to it with a view to consulting the representatives of the work force in accordance with the requirements of German law.

International Financial Reporting Standards (IFRS)

The company continues to make good progress in preparing for and evaluating the financial effects of the impending move to IFRS for the financial year 2005. We anticipate, subject to audit, the principal impacts on profits are likely to be restricted to IAS19 (employee benefits and IAS38 (intangible assets)). It is not envisaged that

IFRS2 (share-based payments), IAS17 (leases), and IAS39 (financial instruments) will have any material impact on profits.

IAS19

Implementation of IAS19 will give rise to a c. £11.5m reduction in 2004 profit before tax as restated under IFRS, representing, in the main, differing treatment of defined benefit pension costs under IAS19 compared to SSAP24. In addition, given the phasing of holiday pay within the year, the total IAS19 adjustment would reduce restated profit before tax by c. £14.0m in the first half, but increase the second half profit by £2.5m. It is anticipated that the full year IAS19 defined benefit pension charge will increase by a further c. £4.0m in 2005 to c. £20.0m with the effects of holiday pay giving similar phasing characteristics to 2004.

IAS38

Since 1998, on adoption of FRS10, the company has held goodwill in respect of acquisitions on its balance sheet with the carrying value being subject to the usual impairment testing under FRS11. It is anticipated that on transition to IFRS, having analysed all acquisitions since 1998, this previous goodwill balance will be split between goodwill and other specifically identifiable intangible assets such as customer contracts and lists. In future, under IAS38, this latter category of intangible assets will be amortised over their anticipated useful lives. On a pro-forma full-year basis, based upon all acquisitions completed from 1998 to date, the likely effect of the resulting amortisation charge would be to reduce 2004 profit before tax by c. £23.0m, with a corresponding anticipated 2005 profit impact of c. £21.0m.

It is anticipated that a number of the IFRS profit effects will be partially mitigated by taxation, so as to leave our medium-term tax rate in the previous anticipated range of 26% - 28% of profits.

It is currently envisaged that a seminar will be held ahead of the announcement of the 2004 preliminary results, specifically to cover, in considerably more detail, the likely effects pro-forma of IFRS on both the company's profit and loss account and balance sheet.

PROSPECTS FOR 2004

The Board is currently still of the view that, based upon most recent internal estimates, profit before tax for the year 2004, at constant average 2003 exchange rates, should be not less than £350m. This is despite the delays in realising the benefits from the increased level of investment in the business and the ongoing challenging market conditions.

It is anticipated, however, that the aforementioned profit before tax for the year 2004, at constant average 2003 exchange rates, will be reduced by adverse foreign currency exchange adjustments (currently estimated to be c. £5m) and by a number of specific exceptional one-off items, the latter aggregating to a likely net negative of some £35m. These items are anticipated to be:-

	£m
- Gain on the planned sale of a 25.1% stake in the South African business as part of a black economic empowerment (B.E.E.) initiative	15
- Impairment of goodwill, in particular US Tropical Plants and German Hospital Textile Services	(15)
- Impairment of fixed assets in US Facilities Management	(9)
- Increases in vacant property and environmental provisions in respect of specific properties in UK and US	(20)
- Potentially uninsured losses in respect of product supply by a discontinued business.	(6)
	(35)

Notwithstanding the above, the Board reaffirms its previously announced intention to recommend a total dividend of 6.71p per share for the year to 31st December 2004 representing an increase of 10.0% over 2003.

PROSPECTS FOR 2005

The Board remains convinced that the right actions are being taken to return to a path of sustainable growth over the medium to longer term. However, following a review of 2005 budgets and recognising a combination of:-

- the full year effect of the significant and wide ranging investments in the business;

- the current trends and the slower than previously envisaged growth in contract portfolios;

- the uncertainty over the potentially disruptive effects of, and the delay in the timing of the realisation of the eventual benefits from, the restructuring of the UK textiles operations;

...the Board anticipates a further deterioration in trading results into the first half of 2005, although the benefits of the investments and cultural changes should start to come through thereafter. However, the year as a whole is likely to give a weaker performance than in 2004.

Again as previously announced, in the absence of unforeseen circumstances, the Board restates its intention to recommend an increase in the dividend for 2005 of a further 10% to 7.38 pence per share.

END

Note

The above statement is made based upon unaudited management accounts and at constant rates of exchange, these being the average rates of exchange for foreign currencies for the year 2003, as used in the 2003 Annual Report.

For further information

B D McGowan, Chairman	
R C Payne, Finance Director	*01342 833022*
C D Grimaldi, Corporate Affairs Director	
John Sunnucks, Brunswick Group LLP	*020 7404 5959*
Alex Mackey, Catullus Consulting	*07773 787458*

Regulatory Announcement

Go to market news section

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Results Timetable, etc
Released	11:22 24-Nov-04
Number	5886F

RNS Number:5886F
Rentokil Initial PLC
24 November 2004

Letter to RNS

RENTOKIL INITIAL PLC

We write to advise you of Rentokil Initial plc's calendar in relation to trading results, dividends and the annual general meeting in 2005 as follows:

1. 2004 PRELIMINARY RESULTS

Announcement date	Thursday	24th February 2005

2. 2004 FINAL DIVIDEND

Announcement date	Thursday	24th February 2005
Ex-Dividend date	Wednesday	4th May 2005
Record date	Friday	6th May 2005
Pay date	Friday	3rd June 2005

3. TRADING STATEMENT FOR THE FOUR MONTHS ENDING 30TH APRIL 2005

Announcement date	Thursday	26th May 2005

4. 2005 ANNUAL GENERAL MEETING

	Thursday	26th May 2005

5. 2005 INTERIM RESULTS

Announcement date	Thursday	25th August 2005

6. 2005 INTERIM DIVIDEND

Announcement date	Thursday	25th August 2005
Ex-Dividend date	Wednesday	28th September 2005
Record date	Friday	30th September 2005
Pay date	Friday	28th October 2005

7. TRADING STATEMENT FOR THE TEN MONTHS ENDING 31ST OCTOBER 2005

Announcement date	Tuesday	29th November 2005

From R WARD-JONES
Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Blocklisting Interim Review
Released	14:36 01-Dec-04
Number	8815F

RNS Number:8815F
Rentokil Initial PLC
01 December 2004

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Discretionary Share Option Scheme

3. Period of return: From: 1 June 2004 to 30 November 2004

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,026,870 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued /allotted at end of period	1,026,870
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,300,000 Ordinary Shares of 1p; Admitted 15.09.00; RA/ Rentokil Initial PLC/ C00006-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,810,116,908 as of 30 November 2004

Contact for queries:
Name: Paul Griffiths
Telephone: 01342 830 332

Address:
Felcourt , East Grinstead
West Sussex RH19 21Y

Person making return

Name: Paul Griffiths
Position: Administration Director
Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Approved Discretionary Share Option Scheme

3. Period of return: From: 1 June 2004 to 30 November 2004

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,280,830 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued /allotted at end of period	1,280,830
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,300,000 Ordinary Shares of 1p; Admitted 15.09.00; RA/ Rentokil Initial PLC/ C00006-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,810,116,908 as of 30 November 2004

Contact for queries:
Name: Paul Griffiths
Telephone: 01342 830 332

Address:
Felcourt , East Grinstead
West Sussex RH19 21Y

Person making return
Name: Paul Griffiths
Position: Administration Director
Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Share Option Scheme for Key Executives

3. Period of return: From: 1 June 2004 to 30 November 2004

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	477,805 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued /allotted at end of period	477,805
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	5,000,000 Ordinary Shares of 1p; Admitted 08.06.99; RA/ Rentokil Initial PLC/ 00002-0003 1,000,000 Ordinary Shares of 1p; Admitted 20.05.03; RA/ Rentokil Initial plc/00015

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,810,116,908 as of 30 November 2004

Contact for queries:
Name: Paul Griffiths
Telephone: 01342 830 332

Address:
Felcourt , East Grinstead
West Sussex RH19 21Y

Person making return
Name: Paul Griffiths
Position: Administration Director
Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Share Option Scheme for Key

Overseas Executives

3. Period of return: From: 1 June 2004 to 30 November 2004

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme	6,382,674 Ordinary Shares of 1p
5. Number of shares issued/allotted under scheme during period:	11,000
6. Balance under scheme not yet issued /allotted at end of period	6,371,674
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10,000,000 Ordinary Shares of 1p; Admitted 14/08/98; RA/ Rentokil Initial PLC/ 00001-0001

Please confirm total number of shares in issue at the end of the period in order for us to update our record

1,810,116,908 as of 30 November 2004

Contact for queries:
Name: Paul Griffiths
Telephone: 01342 830 332

Address:
Felcourt , East Grinstead
West Sussex RH19 21Y

Person making return
Name: Paul Griffiths
Position: Administration Director
Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Share Option Scheme for Key UK Executives

3. Period of return: From: 1 June 2004 to 30 November 2004

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme	10,529,979 Ordinary Shares of 1p
5. Number of shares issued/allotted under scheme during period:	0
6. Balance under scheme not yet issued/	10,529,979

allotted at end of period

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; — 12,000,000 Ordinary Shares of 1p; Admitted 1996; A/3603/1996
1,000,000 Ordinary Share of 1p; Admitted 12.05.03
RA/Rentokil Initial plc/00014

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,810,116,908 as of 30 November 2004

Contact for queries:
Name: Paul Griffiths
Telephone: 01342 830 332

Address:
Felcourt , East Grinstead
West Sussex RH19 21Y

Person making return
Name: Paul Griffiths
Position: Administration Director
Signature:

This information is provided by RNS
The company news service from the London Stock Exchange

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